August 30, 2024

Fu-Feng Kuo
Chief Executive Officer
Jyong Biotech Ltd.
23F-3, No. 95, Section 1, Xintai 5th Road
Xizhi District, New Taipei City
Taiwan, 221

       Re: Jyong Biotech Ltd.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed August 2, 2024
           File No. 333-277725
Dear Fu-Feng Kuo:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 19, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1
Overview, page 1

1. We note your response to prior comment 1. Please expand the discussion of the FDA concerns to also identify the concerns of an NDA supported by a single positive trial for the treatment of symptomatic conditions, such as BPH, and the potential effect of bias, including investigational site bias or chance. Given that you have not yet submitted a comparability plan, it is not appropriate to assume you will successfully demonstrate the comparability of API-1 and API-2. Similarly revise your discussion on pages 30 and 120.
       You may indicate that you plan to submit a comparability plan and that if you are successful you plan to rely on trials that were previously conducted using API-1.
       However, you should indicate that of the two pivotal trials, one failed to show a treatment difference between the primary efficacy endpoint and the FDA had concerns regarding the
 August 30, 2024
Page 2

       reproducibility of some of the reported efficacy results of the other.
2. We note your response to prior comment 2 and reissue. Although you are confident in the comparability between API-1 and API-2 you have not completed such comparability studies and as such there is an inherent risk that you may not be able to prove comparability. Therefore, please revise your disclosure throughout your filing to remove language indicating that the comparability is an inevitable conclusion,
such as    [O]nce the
       US FDA is convinced about the comparability of API-1 and API-2....    We
also note
       you include language discussing next steps if you are able to demonstrate comparably and language discussing looking for an alternative vendor to prove comparability. Please also discuss your path forward if you are not able to find another supplier and achieve comparability at all for both MCS-2 and PCP.

       Further, we note your response indicating that the botanical substance is under the same patent owned by the company, and you fully understand the harvesting, raw material preparation and processing operations. However, it is clear that the FDA has a rigorous process for determining comparability. The fact that you are using a botanical substance produced under the same patent and understand the operations does not guarantee that your comparability studies will be successful. Please clearly state that your intention to identify another potential supplier and repeat the process of demonstrating comparability between API-1 and API-2 is to avoid having to repeat all of your clinical trials. If you are unable to identify supplier that is able to produce API-2 that is sufficiently comparable to
       API-1, you will have to repeat the trials you conducted using API-1.
3. We note your response to prior comment 2 regarding your product candidate PCP.
       Specifically, that you have not spoken to the Taiwan regulator regarding the unavailability of API-1 and that you plan to initiate discussions only if, and after you have achieved comparability of API-1 and API-2 and have begun PK and Phase III studies for MCS-2
       (API-2). As such, please clarify that PCP is currently at a standstill in Taiwan and, if true, that PCP will not be moving forward in Taiwan until you have demonstrated comparability to the FDA. Please discuss the consequences if you are unable to identify a supplier of API-2 that the FDA agrees is sufficiently comparable to API-1 and include a risk factor discussing this risk and potential consequences.
4. We note your response to prior comment 5 and corresponding revisions. However, despite your response that these tables are important to your plans, we continue to object to your presentation. The pipeline table should depict your material product candidates in their current state of development. One line should be included for each product candidate being developed to address a single indication in each jurisdiction. The current state of development is an indication as to what steps have been completed, and does not assume that the FDA allows any exceptions to its regular developmental process, that it has not yet indicated it is willing to grant, or approved tests or studies that you have not yet performed to its satisfaction. Including multiple tables does not result in disclosure that addresses our concerns about your presentation. Please make the following changes to your table:

             Revise your pipeline tables to present one pipeline table that presents each of your material product candidates being developed to address a single indication in each
 August 30, 2024
Page 3

           jurisdiction once.
             Present MCS-2 (API-2) in its current state of development, which means that the
           FDA has not made a determination as to the comparability of API-1 and API-2. The current presentation is speculative.
             Remove all line items that are dependent on the availability of API-1. API-1 is currently not available. While you have discussed the possibility of it becoming available again at some point in the future, the availability of it becoming available
           again and its comparability following the supplier   s relocation
are speculative.

       We do not object to your disclosure of your plans to submit CMC information in hopes of establishing comparability and your ability to rely on previously conducted trials if you are successful in establishing comparability.
5. In response to prior comment 6 you state that you interpret the FDA's use of the word
       "source" to be a reference to the entity responsible for manufacturing an API, not a reference to the physical location of a manufacturing facility. We disagree based on the plain language of the guidance provided in the FDA's June 26, 2023 letter, which is consistent with the FDA's online Botanical Guidance

(https:
//www.fda.gov/files/drugs/published/Botanical-Drug-Development--Guidance-for-
       Industry.pdf). Please also note the language you include in your registration statement on page 50 "API-1 and API-2 are similar drug substances covered by the same patent owned by us; however, because they are sourced from raw materials manufactured in different locations, the U.S. FDA considers them to be different botanical substances." To the extent you intend to develop MCS-2 using API-1 if it becomes available again, please clarify that you will have to demonstrate comparability between API-1 prior to the relocation and subsequent to the relocation, or API-2 and API-1 subsequent to the relocation or perform additional clinical trials.
6. We note your response to prior comment 7. Please revise your disclosure on page 5 to clarify that the guidance you received from the FDA was in response to a question you posed to the FDA related to your concerns about a potential shortage of raw material supplies and that the FDA's guidance and the FDA's online Botanical Drug Development
       Guidance for Industry encouraged the selection of multiple vendors and implementing
       Good Agricultural and Collection Practices for all raw material vendors, prior to conducting phase 3 trials. Please note that substituting a new raw material after some clinical trials had been completed was not discussed.
7. In response to prior comment 10 you state that if API-1 and API-2 is not comparable one option would be to work with another API vendor to demonstrate comparability. Please also discuss here and wherever else applicable, that if you are unable to demonstrate comparability you will have to re-perform PCP clinical trials again using PCP (API-2).
Risk Factors
Our drug candidates may cause serious adverse, undesirable side efects..., page
27

8. Please identify the serious adverse events reported in the clinical trials of each of your drug candidates.
 August 30, 2024
Page 4
Potential Non-Acceptance by the U.S. FDA of API-1 and API-2 Comparability..., page 29

9. In response to prior comment 3 you include a risk factor on page 29 stating that there is a risk that the FDA may determine that API-1 and API-2 are not sufficiently comparable and you would have to perform more clinical trials. Please discuss the additional clinical trials that you would need to perform if API-1 and API-2 are not found to be comparable.
Our Drug Candidate
Phase II Clinical Studies, page 123

10. We note your response to prior comment 11 stating that if API-1 and API-2 are not comparable you will work with another API vendor to demonstrate comparability. Given that you have not yet completed comparability studies between API-1 and API-2 it is speculative to assume that because you know all the steps and information necessary that you will achieve comparability, as such we reissue the comment. Please include disclosure under Phase II and Phase III Clinical Studies, on pages 123 and 124 respectively, to state that if your comparability studies are not accepted by the FDA you will need to conduct additional Phase II and Phase III studies to continue your clinical development.
Phase III Clinical Studies, page 124

11. In response to prior comment 12 you state that the FDA's concerns regarding reproducibility of some of the reported efficacy results for MCS-2-TWN-a can be resolved after you propose to re-analyze the MCS-2-TWN-a study data using CDISC data set that is matched with the U.S. FDA requested format. This disclosure appears to assume the FDA will be satisfied with the results when you re-analyze the data. While indicating that you plan to re-analyze the data using the CDISC data sets matched with the
       FDA requested data format seems reasonable, your assumption that this will resolve the issue to the satisfaction of the FDA is speculative and not appropriate. Please revise your disclosure to remove the indication that this will resolve the FDA's concerns.
12. We note your response to prior comment 13, specifically that if you are unable to demonstrate comparability, you would have to perform more clinical trials. Please clearly identify the additional clinical trials you are referring to. Also, revise your statement "If we continue to develop MCS-2 (API-1) in the future, although the Phase III study in the
       US (MCS-2-US-a), failed to show a difference between treatment groups for the primary efficacy endpoint in the intent-to-treat population, we may not need to reproduce the
       Phase III study in the US if the U.S. FDA has approved the comparability of API-1 and
       API-2 and the results of an additional Phase III study (MCS-2_US-b) using API-2" to add that it would also be necessary for you to demonstrate that the new API-1 subsequent to the relocation was determined to be comparable to either the API-1 prior to the relocation or API-2. Alternatively, delete the statement.
Legal Proceedings and Compliance
Taizhou Investment Dispute, page 141

13. You state that the High People's Court of Zhejiang Province scheduled a hearing for your
       Taizhou appeal for August 9, 2024. Please discuss the outcome of such hearing.
 August 30, 2024
Page 5

       Please contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact
Doris Stacey Gama at 202-551-3188 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Ross Carmel, Esq.